Filed Pursuant to Rule 433
Registration No. 333-179826

Term Sheet
May 14, 2013

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	0.800% Fixed Rate Medium-Term Notes, Series B due May 17, 2016
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (negative outlook) Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TAL9/US89236TAL98
Pricing Date:	May 14, 2013
Settlement Date:	May 17, 2013
Maturity Date:	May 17, 2016
Principal Amount:	$750,000,000
Benchmark Treasury:	UST 0.250% due May 2016
Treasury Yield:	0.394%
Spread to Treasury:	+42 basis points
Price to Public:	99.959%
Commission:	0.225%
Net Proceeds to Issuer:	99.734% / $748,005,000
Coupon:	0.800% per annum
Yield:	0.814%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each May 17 and November 17 beginning on November 17, 2013
Day Count Convention:	30/360
Business Day Convention:	Following, Unadjusted
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBS Securities Inc.
Co-Managers:	Apto Partners, LLC Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. Muriel Siebert & Co., Inc. SMBC Nikko Capital Markets Limited
DTC Number:	274

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated March 2, 2012 and the related prospectus dated March 1, 2012; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBS Securities Inc. toll-free at 1-866-884-2071.

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